

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 19, 2016

<u>Via E-mail</u>
Mr. Joel Falitz
Chief Executive Officer
Ecosciences, Inc.
420 Jericho Turnpike, Suite 110
Jericho, NY 11753

    RE: **Ecosciences, Inc.**
           Form 10-K for the Year Ended May 31, 2015
           Filed September 29, 2015
           File No. 0-54525

Dear Mr. Falitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Product Development, page 4</u>

1.   In future filings, when material to your business, please include a discussion of new products and product designs, particularly if you have made public announcements regarding that product. <u>See</u> Items 101(h)(4)(i), (iii) of Regulation S-K.

<u>Need for any Government Approval of Products or Services, page 5</u>

2.   We note your disclosure here that there are no government regulations of your product or any powder or liquid enzyme products. We also note your disclosure in "Costs and Effect of Compliance with Environmental Laws" that you must comply with certification, testing, labeling and transportation regulations for chemicals regulated by the U.S. Environmental Protection Agency. In future filings, please reconcile these disclosures and specifically address whether your products require government approval. <u>See</u> Item 101(h)(4)viii) of Regulation S-K.

Effect of Existing or Probable Governmental Regulations on the Company, page 5

3.   We note your disclosure that you will be subject to federal laws and regulations, as well as common business and tax rules and regulation. In future filings, please specify the effect of existing or probable governmental regulations, domestically and abroad, on the company in accordance with Item 101(h)(4)(ix) of Regulation S-K.

Item 2. Properties, page 17

4.   We note your disclosure in "Costs and Effect of Compliance with Environmental Laws" on page 6 that you have production facilities and warehouse facilities. In future filings, please provide the disclosure that Item 102 of Regulation S-K requires. Clarify whether you or a third party produces your products. We note that raw materials are shipped to Integral Processing who presses and packages you products. File all material agreements as exhibits.

Code of Ethics, page 37

5.   In future filings, please disclose your Internet web address, post the text of your code of ethics on your Internet website and disclose the fact that your code of ethics is posted on your Internet website, or undertake in your annual report that you will provide to any person, upon request, a copy of your code of ethics without charge, as well as provide the manner in which the request may be made. See Item 406 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　You may contact Christopher Ronne, Staff Attorney at (202) 551-6156 or Craig Slivka, Special Counsel at (202) 551-3729, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Melinda Hooker, Staff Accountant at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ John Cash

　　　　　　　　　　　　　　　　　　John Cash
　　　　　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　　　　　Office of Manufacturing and
　　　　　　　　　　　　　　　　　　Construction